Exhibit (23)
Consents of experts and counsel




                              Accountants' Consent
                              --------------------

The Board of Directors
Compass Bancshares, Inc.

We consent to incorporation by reference in the Registration Statement (No. 33-
7784) on Form S-8 of Compass Bancshares, Inc. of our report dated June 7, 1994, relating to the statements of net assets available for plan benefits of Compass Bancshares, Inc. Employee Stock Ownership Plan as of December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits and related schedules for each of the years in the three-year period ended December 31, 1993, which report appears in the December 31, 1993 annual report on Form 11-K of Compass Bancshares, Inc. Employee Stock Ownership Plan.


/s/KPMG Peat Marwick
Birmingham, Alabama
June 28, 1994